SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              HORIZON BANCORP, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                           ($1.00 par value per share)
                         (Title of class of securities)


                                   44040610-6
                                 (CUSIP NUMBER)


                                Robert A. Henson
                              City Holding Company
                                25 Gatewater Road
                         Charleston, West Virginia 25313
                          Telephone No. (304) 769-1102
           (Name, address and telephone number of person authorized to receive notices and communications)

                                    Copy to:
                            Randall S. Parks, Esquire
                                Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                            Richmond, Virginia 23219
                          Telephone No. (804) 788-7375


                                 August 7, 1998
             (Date of event which requires filing of this statement)


              If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-l(b)(3) or (4),
                          check the following box [ ].

                               Page 1 of 13 Pages



---------------------------------------                                    ------------------------------------------
CUSIP NO. 44040610-6                                   13D                 Page 2 of 13 Pages
---------------------------------------                                    ------------------------------------------
--------- -----------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          City Holding Company,   EIN 55-0619957

--------- -----------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |_|
                                                                        (b)  |X|
--------- -----------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -----------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                            WC, BK
--------- -----------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          |_|
---------- -----------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          West Virginia

--------------------------------------- --------- -------------------------------------------------------------------
           NUMBER OF SHARES             7         SOLE VOTING POWER

                                                             1,853,262 *
                                        --------- -------------------------------------------------------------------
          BENEFICIALLY OWNED            8         SHARED VOTING POWER

                                                             -0-
                                        --------- -------------------------------------------------------------------

          BY EACH REPORTING             9         SOLE DISPOSITIVE POWER

                                                             1,853,262 *
                                        --------- -------------------------------------------------------------------
             PERSON WITH                10        SHARED DISPOSITIVE POWER

                                                             -0-
--------------------------------------- --------- -------------------------------------------------------------------

--------- -----------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            1,853,262 *
--------- -----------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
--------- -----------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            16.60% **
--------- -----------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                            HC, CO
--------- -----------------------------------------------------------------------------------------------------------

        * Beneficial ownership of 1,853,262 shares of common stock reported herein is being reported solely as a result of the Stock Option Agreement described in Item 4. The option granted pursuant to the Stock Option Agreement has not yet become exercisable. City Holding Company expressly disclaims beneficial ownership of such shares.

        ** Assumes a total of 11,166,138 shares outstanding, adjusted to reflect the issuance of the full amount of common stock pursuant to the Stock Option Agreement.

         Item 1.           Security and Issuer.

                  This statement relates to the Reporting Person's beneficial ownership of 1,853,262 shares of the Common Stock, $1.00 par value per share ("Common Stock") of Horizon Bancorp, Inc. ("Horizon"). The principal address of Horizon is One Park Avenue, Beckley, West Virginia 25801.


Item 2.           Identity and Background

         (a),(f) The Reporting Person is City Holding Company, a West Virginia corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("City Holding").

         (b) The Reporting Person's principal business is banking and related services, including the servicing of mortgages and the sale of mortgage-related products. City Holding's banking divisions are engaged in the business of banking in West Virginia by receiving and paying deposits; by negotiating promissory notes, drafts, bills of exchange and other evidence of debt; by buying and selling exchange; by loaning money secured by personal or real property, or both; by dealing in securities and stocks without recourse solely upon order, and for the accounts of customers, except for purchases of investment securities for its account under limitations and restrictions imposed by regulations of the Comptroller of the Currency; by providing trust services; by supplying credit card services as a licensee of Visa and MasterCard; by providing safe deposit box facilities and miscellaneous other services rendered by a full service bank.

         (c) The Reporting Person's principal business address is 25 Gatewater Road, Charleston, West Virginia 25313. The name, business address and present principal occupation of each executive officer and director of the Reporting Person are set forth in Schedule I hereto, which is incorporated herein by reference. To the best of the Reporting Person's knowledge, each of the persons listed in Schedule I is a citizen of the United States of America.

         (d),(e) During the last five years, neither the Reporting Person, nor, to the Reporting Person's best knowledge, any executive officer or director of the Reporting Person has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

         As more fully described in Item 4, Horizon has granted to City Holding an option pursuant to which City Holding has the right, upon the occurrence of certain events (none of which has occurred), to purchase up to 1,853,262 shares of common stock of Horizon, par value $1.00 ("Horizon Common Stock") (subject to adjustment in certain circumstances) at a price per share equal to $42.375 (the "Option"). Certain terms of the Option are summarized in Item 4.

         If the Option were exercisable and City Holding were to exercise the Option on the date hereof, the funds required to purchase the shares of Horizon Common Stock issuable upon such exercise would be $78,531,977.25. It is currently anticipated that such funds would be derived from working capital and borrowed funds. Because City Holding has not exercised its option, City Holding has not negotiated such a loan, and no terms are available for disclosure.


Item 4.           Purpose of Transaction

         (a) - (j) City Holding is seeking to acquire the entire equity interest in Horizon pursuant to an Agreement and Plan of Reorganization. The transactions reported hereunder are intended to assist in the achievement of that purpose.

         The Agreement. City Holding and Horizon have entered into an Agreement and Plan of Reorganization, dated as of August 7, 1998 (the "Agreement"), pursuant to which Horizon will merge into City Holding (the "Merger"), with City Holding as the surviving company. At the effective time of the Merger (the "Effective Time"), each outstanding share of Horizon Common Stock will be converted into the right to receive a certain number of shares of common stock of City Holding ("City Holding Common Stock") determined by dividing $45.00 per share of Horizon Common Stock (the "Common Stock Price Per Share") by the average closing price of City Holding Common Stock as reported on the Nasdaq National Market for each of the 10 trading days ending on the 10th day prior to the day of the Effective Time (the "Average Closing Price"), such quotient to be rounded to the nearest one one-thousandth (the "Exchange Ratio"), provided, that if the Average Closing Price is $44.50 or greater, then the Exchange Ratio shall be 1.011 and if the Average Closing Price is $40.50 or less, then the Exchange Ratio shall be 1.111.

         The Exchange Ratio at the Effective Time shall be adjusted to reflect any consolidation, split-up, other subdivisions or combinations of City Holding Common Stock, any dividend payable in City Holding Common Stock, or any capital reorganization involving the reclassification of City Holding Common Stock subsequent to the date of this Agreement.

         The Merger is subject to various regulatory approvals, the approval of the shareholders of City Holding and Horizon and the satisfaction of other terms and conditions set forth in the Agreement, including the approval of the shareholders of City Holding and Horizonof the Agreement and Merger.

         As a result of the Merger, the Horizon Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). In addition, the Horizon Common Stock will be eligible for delisting from the Nasdaq National Market, where it has been traded under the symbol "HZWV".

         Immediately following the Effective Time of the Holding Company Merger, the Board of Directors of City Holding shall be comprised of 24 members, 12 to be designated by City Holding and 12 to be designated by Horizon. Until the 1999 annual meeting of the Board of Directors, the Chairman of the Board shall be Phil McLaughlin, Horizon's designee. The Vice Chairmen of the Board shall be Bernard McGinnis and Samuel M. Bowling. Steven J. Day shall remain as City Holding's President and Chief Executive Officer.

         The Option Agreement. In connection with the Agreement, City Holding and Horizon entered into a Stock Option Agreement, dated as of August 7, 1998 (the "Option Agreement"). The Option Agreement is designed to enhance the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Agreement. Pursuant to the Option Agreement, Horizon granted City Holding an option to purchase, subject to adjustments in certain circumstances, up to 1,853,262 fully paid and non-assessable shares of Horizon Common Stock (the "Option Shares") at a price per share equal to $42.375. Also in connection with the Agreement, City Holding and Horizon entered into a Stock Option Agreement substantially identical to the Option Agreement, which provides for the grant of an option to Horizon to purchase up to 1,334,095 fully paid and nonassessable shares of City Holding Common Stock, par value $2.50, at a price of $41.25 per share on substantially the same terms as the Option Agreement.

         Subject to applicable law and regulatory restrictions, City Holding may exercise the Option, in whole or in part, if, but only if, both an Initial Triggering Event (as defined below) and a Subsequent Triggering Event (as defined below) have occurred prior to the occurrence of an Exercise Termination Event (as defined below), provided that written notice of such exercise as required by the Option Agreement is provided within 90 days following such Subsequent Triggering Event (or such later period as provided in the Option Agreement).

         As defined in the Option Agreement, "Initial Triggering Event" means any of the following events or transactions occurring after the date of signing the Option Agreement:

               (i) Horizon or any significant subsidiary of Horizon without having received City Holding's prior written consent, shall have entered into an agreement to engage in, an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of this Stock Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934 (the "1934 Act"), and the rules and regulations thereunder) other than City Holding or any of its subsidiaries (each a "City Holding Subsidiary") or the board of directors of Horizon shall have recommended that the shareholders of Horizon approve or accept any Acquisition Transaction other than as contemplated by the Agreement. For purposes of this Stock Option Agreement, "Acquisition Transaction" shall mean (a) a merger, consolidation or share exchange involving Horizon or any significant subsidiary of Horizon, provided, however, that in no event shall (i) any merger, consolidation or share exchange involving only Horizon and one or more of the subsidiaries of Horizon, or involving only any two or more of such subsidiaries of Horizon be deemed to be an Acquisition Transaction, or (ii) any merger, consolidation or share exchange (A) in which Horizon is the surviving entity, or (B) as to which the shareholders of Horizon immediately prior thereto own in the aggregate at least 40% of the common stock of the surviving corporation or its publicly-held parent corporation immediately following consummation thereof be deemed to be an Acquisition Transaction, (b) a purchase, lease or other acquisition of all or substantially all of the assets of Horizon and its subsidiaries taken as a whole, or (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 20% or more of the voting power of Horizon;

              (ii) The board of directors of Horizon does not recommend that the shareholders of Horizon approve the Agreement or publicly withdraws or modifies, or publicly announces its intention to withdraw or modify, in any manner adverse to City Holding, its recommendation that its shareholders approve the Agreement;

             (iii) Any person other than City Holding or any City Holding Subsidiary or any Horizon Subsidiary acting in a fiduciary capacity shall have acquired beneficial ownership or the right to acquire beneficial ownership of 20% or more of the outstanding shares of Horizon Common Stock (the term "beneficial ownership" for purposes of the Stock Option Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

              (iv) Any person other than City Holding or any City Holding Subsidiary shall have made a bona fide proposal to Horizon or its shareholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction;

               (v) After a proposal is made by a third party to Horizon or its shareholders to engage in an Acquisition Transaction, Horizon shall have breached any covenant or obligation contained in the Agreement and such breach (x) would entitle City Holding to terminate the Agreement and (y) shall not have been cured prior to the Notice Date (as defined below);

              (vi) Any person other than City Holding or any City Holding Subsidiary, other than in connection with a transaction to which City Holding has given its prior written consent, shall have filed an application or notice with The Board of Governors of the Federal Reserve System (the "FRB") or any other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction;

             (vii) The shareholders of Horizon shall have voted and failed to approve the Agreement and the Merger at a meeting that has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Agreement or shall have been canceled prior to termination of the Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than City Holding or any City Holding Subsidiary) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction; or

            (viii)  Any  person  other  than  City  Holding  or any City
                    Holding Subsidiary shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction.

         As defined in the Option Agreement, "Subsequent Triggering Event" means either of the following events or transactions occurring after the date of signing the Option Agreement:

               (i) The acquisition by any person, other than City Holding or any City Holding Subsidiary or any Horizon Subsidiary acting in a fiduciary capacity, of beneficial ownership of 25% or more of the then outstanding Horizon Common Stock; or

              (ii)  The  occurrence  of  the  Initial   Triggering   Event
                    described in clause (i) above, except that the percentage referred to in clause (c) shall be 25%.

         As defined in the Option Agreement, "Exercise Termination Event" means each of the following: (i) the Effective Time of the Merger; (ii) termination of the Agreement in accordance with the provisions thereof (other than a termination resulting from a willful breach by Horizon of a provision of the Agreement) if such termination occurs prior to the occurrence of an Initial Triggering Event; or (iii) the passage of eighteen months after termination of the Agreement if such termination follows the occurrence of an Initial Triggering Event or is a termination by City Holding pursuant to Section 8.1(c) thereof resulting from a willful breach by Horizon of a provision of the Agreement.

         As provided in the Option Agreement, if City Holding is entitled to and wishes to exercise the Option, it is obligated to send to the Company a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided that if prior notification to or approval of the FRB or any other governmental authority, regulatory or administrative agency or commission, domestic or foreign (a "Governmental Entity"), is required in connection with such purchase, City Holding is obligated to promptly file the required notice or application for approval and expeditiously process the same and the period of time that otherwise would run pursuant to this sentence will run instead from the later of (x) the date on which any required notification periods have expired or been terminated and (y) the date on which such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option will be deemed to occur on the Notice Date relating thereto.

         Certain regulatory approvals may be required before an acquisition of Horizon Common Stock pursuant to an exercise of the Option could be completed.

         Neither of the parties to the Option Agreement may assign any of its rights or obligations under the Option Agreement or the Option created thereunder to any other person, without the express written consent of the other party, except that if a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, City Holding, subject to the express provisions of the Option Agreement, may assign in whole or in part its rights and obligations thereunder within 90 days following such Subsequent Triggering Event (or such later period as may be provided pursuant to the Option Agreement).

         In addition, any shares of Horizon Common Stock purchased upon the exercise of the Option may be resold by City Holding pursuant to registration rights under the Option Agreement.

         In the event of any change in the Horizon Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Horizon Common Stock purchasable upon exercise of the Option will be appropriately adjusted. Whenever the number of shares of Horizon Common Stock purchasable upon exercise of the Option is adjusted as provided in the Option Agreement, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the number of shares of Horizon Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares of Horizon Common Stock purchasable after the adjustment.

         At any time after the occurrence of a Repurchase Event (as defined below) (i) at the request of the Holder (which term shall mean the holder or holders of the Option), delivered prior to an Exercise Termination Event (or such later period as provided in the Option Agreement), Horizon (or any successor thereto) must repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered prior to an Exercise Termination Event (or such later period as provided in the Option Agreement), Horizon (or any successor thereto) must repurchase such number of the Option Shares from the Owner as the Owner designates at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated.

         The term "market/offer price" means the highest of (i) the price per share of Horizon Common Stock at which a tender offer or exchange offer therefor has been made after the date hereof, (ii) the price per share of Horizon Common Stock to be paid by any third party pursuant to an agreement with Horizon, (iii) the highest closing price for shares of Horizon Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of the Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or substantially all of Horizon's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Horizon as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, divided by the number of shares of Horizon Common Stock outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to the Company, whose determination will be conclusive and binding on all parties.

         A "Repurchase Event" will be deemed to have occurred upon the occurrence of any of the following events or transactions after the date of the Option Agreement:

                   (i) acquisition by any person (other than City Holding or any Holding Subsidiary) of beneficial ownership of 50% or more of then outstanding Horizon Common Stock; or

                   (ii) consummation of any Acquisition Transaction, except that the percentage referred to in clause (c) shall be 50%.

         If, prior to an Exercise Termination Event, Horizon enters into an agreement (i) to consolidate or merge with any person, other than City Holding or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than City Holding or one of its subsidiaries, to merge into Horizon and Horizon is the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Horizon Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Horizon Common Stock shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than City Holding or one of its subsidiaries, then, and in each such case, the agreement governing such transaction must make proper provision so that the Option will, upon the consummation of any such transaction and upon the terms and conditions set forth in the Option Agreement, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (x) the Acquiring Corporation (as defined in the Option Agreement) or (y) any person that controls the Acquiring Corporation.

         Copies of the Agreement and the Option Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.


Item 5.           Interest in Equity Securities of the Issuer.

         (a) City Holding may be deemed to be the beneficial owner of the Option Shares. As provided in the Option Agreement, City Holding may exercise the Option only upon the happening of one or more events, none of which has occurred. See Item 4 hereof. If the Option were exercised in full, the Option Shares would represent approximately 16.6% of the currently outstanding Horizon Common Stock (after giving effect to the issuance of such Option Shares). City Holding has no right to vote or dispose of the shares of Horizon Common Stock subject to the Option unless and until such time as the Option is exercised. To the best knowledge of City Holding, none of the persons listed in Schedule I hereto beneficially owns any shares of Horizon Common Stock.

         (b) If City Holding were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of the shares of Horizon Common Stock covered thereby.

         (c) City Holding acquired the Option in connection with the Agreement.See Item 4 hereof.

                  To the best knowledge of City Holding, none of the persons listed in Schedule I hereto has effected any transactions in Horizon Common Stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.


   Item   6.      Contracts,    Arrangements,    Understandings   or
                  Relationships   with   Respect  to  the   Securities   of  the
                  Issuer.


         Except as described in Item 4 and Item 5 hereof, neither City Holding nor, to the best of its knowledge, any of the persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Horizon, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits.

         The following are attached hereto:

            Exhibit 1         Agreement  and Plan of  Reorganization
                              between City Holding Company, a West Virginia corporation, and Horizon Bancorp, Inc., a West Virginia corporation, dated as of August 7, 1998.

            Exhibit 2         Stock  Option  Agreement  between  City
                              Holding Company, a West Virginia corporation,  and
                              Horizon    Bancorp,    Inc.,   a   West   Virginia
                              corporation, dated as of August 7, 1998.

                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: 8-17-98
                                              By: /s/Robert A. Henson
                                                  Name:  Robert A. Henson
                                                  Title: Chief Financial Officer

                                   SCHEDULE I



            Executive Officers and Directors of City Holding Company

            Name                         Title                Principal Occupation or         Business Address
                                                                    Employment
----------------------------- ----------------------------- ---------------------------- ----------------------------
     Samuel M. Bowling          Director and Chairman of     President, Dougherty Co.,      600 50th Street, S.E.
                                       the Board                       Inc.                 Charleston, WV 25304
      Dr. D. K. Cales                   Director                      Dentist                  509 Main Street
                                                                                             Rainelle, WV 25962
       Hugh R. Clonch                   Director                 President, Clonch              P.O. Box 283
                                                                 Industries, Inc.              Dixie, WV 25059
       Steven J. Day            Director, President and         President and Chief           25 Gatewater Road
                                Chief Executive Officer      Executive Officer of City      Charleston, WV 25313
                                                               National Bank of West
                                                                     Virginia
      Robert D. Fisher                  Director            Partner, Adams, Fisher and          P.O. Box 326
                                                                       Evans                  Ripley, WV 25271
     William M. Frazier                 Director             Chairman of the Board and         Frazier & Oxley
                                                             Chief Executive Officer,           P.O. Box 2808
                                                             The Old National Bank of       Huntington, WV 25727
                                                                    Huntington
       Jack E. Fruth                    Director              Principal Owner, Fruth            RR 1, Box 332
                                                                    Pharmacies             Pt. Pleasant, WV 25550
        Jay Goldman                     Director                President, Goldman              P.O. Box 3910
                                                                    Associates            Charleston, WV 25339-3910
       David E. Haden                   Director               President, RMI, ltd.             P.O. Box 1126
                                                                                            Charleston, WV 25324
      Carlin K. Harmon                  Director                President and Chief             P.O. Box 1125
                                                             Executive Officer, First            Beckley, WV
                                                                State Bank & Trust               25802-1125






      C. Dallas Kayser                  Director                     Attorney                   P.O. Box 210
                                                                                           Pt. Pleasant, WV 25550
       Leon K. Oxley                    Director                President, The Old             Frazier & Oxley
                                                            National Bank of Huntington         P.O. Box 2808
                                                                                            Huntington, WV 25727
       Mark H. Schaul                   Director             President, Charmar Realty        1551 Hampton Road
                                                                      Company               Charleston, WV 25314
      Robert A. Henson          Chief Financial Officer                                       25 Gatewater Road
                                                                                            Charleston, WV 25313
    F. Eric Nelson, Jr.                Treasurer                                              25 Gatewater Road
                                                                                            Charleston, WV 25313
      Matthew B. Call           Executive Vice President                                      25 Gatewater Road
                                                                                            Charleston, WV 25313
   John W. Alderman, III        Vice President and Chief                                      25 Gatewater Road
                                     Legal Officer                                          Charleston, WV 25313
     Victoria A. Evans           Senior Vice President                                        25 Gatewater Road
                                                                                            Charleston, WV 25313
      Peggy L. Schultz               Vice President                                           25 Gatewater Road
                                                                                            Charleston, WV 25313
      Larry L. Dawson            Senior Vice President                                        25 Gatewater Road
                                                                                            Charleston, WV 25313




                                  EXHIBIT INDEX



Exhibit 1 Agreement and Plan of Reorganization between City Holding Company, a West Virginia corporation, and Horizon Bancorp, Inc., a West Virginia corporation, dated August 7, 1998.

Exhibit 2 Stock Option Agreement between City Holding Company, a West Virginia corporation, and Horizon Bancorp, Inc., a West Virginia corporation, dated August 7, 1998.